                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                       MPW Industrial Services Group, Inc.
                   -------------------------------------------
                                (Name of Issuer)


                         Common Stock, without par value
                   -------------------------------------------
                         (Title of Class of Securities)


                                   553444 10 0
                               ------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               PAGE 2 OF 4 PAGES


--------------------------------------------------------------------------------
 1  Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person

    Monte R. Black
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group*                  (a) {   }
    (See Instructions)                                                     -----
                                                                       (b) {   }
                                                                           -----
--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
       Number of               5  Sole Voting Power

         Shares                   5,131,110
                               -------------------------------------------------
      Beneficially             6  Shared Voting Power

        Owned by                  1,207,740 (see Item 4)*
                               -------------------------------------------------
          Each                 7  Sole Dispositive Power

       Reporting                  5,131,110
                               -------------------------------------------------
      Person With              8  Shared Dispositive Power

                                  1,207,740 (see Item 4)*
--------------------------------------------------------------------------------
 9  Aggregate Amount Beneficially Owned by Each Reporting Person

    6,338,850 (see Item 4)*
--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*

--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)

    57.8%
--------------------------------------------------------------------------------
12  Type of Reporting Person*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               PAGE 3 OF 4 PAGES



ITEM 1(a).  NAME OF ISSUER:

            MPW Industrial Services Group, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            9711 Lancaster Road, SE
            Hebron, Ohio  43025

ITEM 2(a).  NAME OF PERSON FILING:

            Monte R. Black

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1400 Stringtown Road
            Lancaster, Ohio  43130

ITEM 2(c).  CITIZENSHIP:

            United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            common stock, without par value

ITEM 2(e).  CUSIP NUMBER:

            553444 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable

ITEM 4.     OWNERSHIP:

            (a) AMOUNT BENEFICIALLY OWNED:

                6,338,850*

            * As of December 31, 2001, Mr. Black was the beneficial owner of 5,131,110 shares of the Company's common stock, without par value ("Common Stock"), of which 26,250 shares of Common Stock are subject to currently exercisable options to purchase. In addition, as of such date, Susan K. Black, the spouse of Mr. Black, owned 620,000 shares of Common Stock, each of Mr. Black's three children owned 13,300 shares of Common Stock, and a trust established for the benefit of Mr. Black's children (the "Trust") owned 547,840 shares of Common Stock, all of which may be deemed to be beneficially owned by Mr. Black. Mr. Black disclaims beneficial ownership of the shares owned by his spouse, children and the Trust. If the shares owned by Mr. Black's spouse, children and the Trust are included in the shares beneficially owned by him (6,338,850 shares), all such shares represented 57.8% of the outstanding Common Stock as determined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Mr. Black beneficially held all shares, other than the shares owned by his spouse, children and the Trust, individually with sole voting and dispositive power. Mr. Black may be deemed to have shared voting and dispositive power with respect to the shares owned by his spouse, children and the Trust.

                                                               PAGE 4 OF 4 PAGES


            (b) PERCENT OF CLASS:

                57.8%*

            (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:      5,131,110
                (II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:    1,207,740*
                (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE
                       DISPOSITION OF:                                5,131,110
                (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE
                       DISPOSITION OF:                                1,207,740*


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Susan K. Black, the Trust, and each of Mr. Black's three children, have the right to direct the receipt of dividends from, or the proceeds from the sale of, 620,000, 547,840, and 13,300 shares of Common Stock, respectively. See Item 4*

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable

ITEM 10.    CERTIFICATION:

            Not applicable


                                    SIGNATURE


         After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       February 14, 2002
                                               ---------------------------------
                                                              Date


                                                       /s/ Monte R. Black
                                              ----------------------------------
                                                           Signature


                                                         Monte R. Black
                                              ----------------------------------
                                                           Name/Title